OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Handspring, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

410293 10 4

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

All share information that is contained in this filing, as it pertains to this issuer, is as of December 31, 2002.

13G
CUSIP No. 410293 10 4

1.	Name of Reporting Person: Jeffrey C. Hawkins		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 193,500 *

		6.	Shared Voting Power: 39,522,008 *

		7.	Sole Dispositive Power: 193,500 *

		8.	Shared Dispositive Power: 39,522,008 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,715,508 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 27.35

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
Handspring, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
189 Bernardo Avenue Mountain View, California 94043

Item 2.
	(a)	Name of Person Filing:
Jeffrey C. Hawkins
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Handspring, Inc. 189 Bernardo Avenue Mountain View, California 94043
	(c)	Citizenship:
U.S.A.
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share
	(e)	CUSIP Number:
410293 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☑ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
39,715,508 *
(b) Percent of class:
27.35
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
193,500 * shares
(ii) Shared power to vote or to direct the vote:
39,522,008 * shares
(iii) Sole power to dispose or to direct the disposition of:
193,500 * shares
(iv) Shared power to dispose or to direct the disposition of:
39,522,008 * shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

13G

Item 10.	Certification.

Not applicable.

Footnotes:

* Of the shares beneficially owned by Mr. Hawkins, 39,522,008 of them are held by the Strauss-Hawkins Trust Agreement dated April 17, 1991, of which Mr. Hawkins and his spouse are trustees, and 193,500 of them are held by three other trusts, of which Mr. Hawkins is the trustee.

13G
CUSIP No. 410293 10 4

1.	Name of Reporting Person: Strauss-Hawkins Trust Agreement dated April 17, 1991		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 39,522,008

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 39,522,008

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,522,008

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 27.21

12.	Type of Reporting Person: OO

13G

Item 1.
	(a)	Name of Issuer:
Handspring, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
189 Bernardo Avenue Mountain View, California 94043

Item 2.
	(a)	Name of Person Filing:
Strauss-Hawkins Trust Agreement dated April 17, 1991
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Handspring, Inc. 189 Bernardo Avenue Mountain View, California 94043
	(c)	Citizenship:
U.S.A.
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share
	(e)	CUSIP Number:
410293 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☑ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
39,522,008
(b) Percent of class:
27.21
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0 shares
(ii) Shared power to vote or to direct the vote:
39,522,008 shares
(iii) Sole power to dispose or to direct the disposition of:
0 shares
(iv) Shared power to dispose or to direct the disposition of:
39,522,008 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003	/s/ Jeffrey C. Hawkins Jeffrey C. Hawkins

February 11, 2003	Strauss Hawkins Trust Agreement dated April 17, 1991

/s/ Jeffrey C. Hawkins Jeffrey C. Hawkins, Trustee

13G

EXHIBIT A

Agreement of Joint Filing

     Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated February 11, 2003, containing the information required by Schedule 13G, for the shares of Common Stock of Handspring, Inc. that they each beneficially hold.

February 11, 2003	/s/ Jeffrey C. Hawkins

Jeffrey C. Hawkins

February 11, 2003	Strauss-Hawkins Trust Agreement dated April 17, 1991
/s/ Jeffrey C. Hawkins

Jeffrey C. Hawkins, Trustee